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                                             As Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-21891

                        SUPPLEMENT DATED AUGUST 15, 1997
                        TO PROSPECTUS DATED MAY 7, 1997

SIGNIFICANT RECENT DEVELOPMENTS

    TRANSACTIONS WITH PROLOGUE

    In August 1997, the Company, Exodus and Prologue entered into a waiver and amendment agreement under which an alleged default by Exodus under the Prologue License was waived and certain amendments were made to the Prologue License. The most significant of these amendments provide that (i) the Prologue License is a non-exclusive license, (ii) the term of the Prologue License will expire on May 31, 1998, subject to earlier termination if certain proposed expanded working relationships with Prologue are not consummated by December 31, 1997, and (iii) if Prologue receives a license to market WINTIMES-TM- multi-user software to support WINDOWSNT in 4.0 version, the Prologue License will be expanded to include such upgraded version. There can be no assurance that the proposed expansion of relationships between Exodus and Prologue will be consummated by December 31, 1997, or that if such expanded relationships are timely consummated that the Exodus technology will provide the Company and its stockholders with an adequate return on investment made in that technology.

    TRANSACTION WITH IDF INTERNATIONAL, INC.

    On July 31, 1997, the Company and its wholly-owned subsidiary, TechStar Communications, Inc. ("TechStar"), entered into an agreement and plan of merger with IDF International, Inc. ("IDF") and an acquisition subsidiary of IDF (the "IDF Merger Agreement"), pursuant to which the Company's TechStar subsidiary will be merged with the IDF acquisition subsidiary, with TechStar as the surviving corporation of such merger (the "IDF Merger"). As consideration for its sale of TechStar, the Company will receive 6,171,553 shares of IDF common stock, representing approximately 58% of the fully-diluted outstanding IDF common Stock, and Solon D. Kandel, Sergio Luciani and Simantov Moskona, the senior executive officers of TechStar will receive three year options to purchase an aggregate of 856,550 shares of IDF common stock (the "IDF Options"), representing approximately an additional 8% of such fully-diluted outstanding IDF common stock.

    As part of the IDF Merger, Messrs. Kandel and Luciani will resign as members of the Company's Board of Directors and their existing employment agreements with the Company and TechStar will terminate and be replaced by three-year employment agreements with TechStar and IDF on substantially similar terms. The 780,000 Company Performance Options granted to Messrs. Kandel, Luciani and Moskona in December 1996 and May 1997 will terminate and be replaced by the 856,550 IDF Options. In addition, the 120,000 Company Performance Options granted to other key employees of TechStar in December 1996 will terminate and be replaced by an additional 131,777 IDF Options. All IDF Options contain conditions to vesting based upon IDF and its consolidated subsidiaries, including TechStar and Hayden Wegman, Inc., achieving all or certain pro-rated portions of annual pre-tax income targets in each of fiscal years ending July 21, 1998, 1999 and 2000. In the event any or all of such IDF Options do not vest, the number of shares of IDF common stock underlying such unvested IDF Options shall be issued to the Company as additional merger consideration. The terms of such vesting arrangement are similar to those negotiated between the Company and the senior TechStar management in December 1996.

    Closing of the IDF Merger is subject to completion of a private placement of convertible securities of IDF of not less than $2.25 million and not more than $3.0 million. Such securities are convertible into shares of IDF common stock at a price of $1.25 per share. Messrs. Kandel, Luciani and Moskona have committed themselves to purchase in the aggregate a minimum of $250,000 of such securities in the private

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placement. In addition, subject to completion of their sale of all of the
TechStar Shares and the Arcadia Shares within 120 days of the closing of the IDF Merger, such persons will increase their investment in the IDF convertible securities by purchasing in the aggregate a maximum of $1.0 million of such securities, including the foregoing $250,000 of securities.

    Assuming all IDF Options vest and the minimum of $2.25 million of securities are sold by IDF in the private placement, on a fully-diluted basis, after giving effect to the conversion of such securities (and all other warrants, options or other IDF convertible securities) into IDF common stock, the 6,171,553 shares of IDF common stock owned by the Company would represent approximately 50% of the fully-diluted IDF common stock. If all $3.0 million of IDF securities are sold and all IDF Options vest, on a fully-diluted basis, the shares of IDF common stock owned by the Company would represent approximately 47% of the outstanding IDF common stock.

    Upon completion of the IDF Merger, Messrs. Kandel and Luciani will resign from the Company's Board of Directors and will become directors of IDF, and Messrs. Kandel, Luciani and Moskona will become the President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, and Executive Vice President, respectively, of IDF. Robert M. Rubin, the Chairman and Chief Executive Officer of the Company, is a director and principal stockholder of IDF. In addition, upon completion of the IDF Merger, Mr. Rubin will convert an $800,000 loan previously made to IDF into convertible preferred stock convertible into an additional 400,000 shares of IDF common stock. Upon completion of the IDF Merger, Mr. Rubin will serve as Chairman of the Board of Directors of IDF. Lawrence Kaplan, a director of the Company, is also a member of the Board of Directors of IDF and directly and through affiliates is a principal stockholder of IDF common stock. In addition, GV Capital, Inc., an affiliate of Mr. Kaplan, will act as placement agent in connection with the IDF private placement and receive additional compensation for such services.

LEGAL PROCEEDINGS

    In July 1997, litigation was commenced against the Company by Prudential Securities Incorporated ("Prudential") alleging that they are entitled to an investment banking fee of approximately $550,000 in connection with the Company's acquisition of ConnectSoft. The Company believes that, although Prudential had originally been engaged by ConnectSoft as an investment banker, Prudential did not directly or indirectly introduce the Company to ConnectSoft and abandoned efforts to finance ConnectSoft well prior to the Company's involvement. Accordingly, the Company does not believe that Prudential is entitled to any fee. The Company intends to vigorously defend any such action and assert against Prudential what it believes are meritorious counterclaims on behalf of ConnectSoft.

    In June 1997, Craig Dieffenbach, the former principal stockholder and President of Seattle OnLine, Inc. ("Seattle OnLine") commenced an arbitration proceeding against the Company alleging breach of contract and unlawful discharge. Although management believes that it has valid defenses to the claim, the Company and Mr. Dieffenbach have agreed to settle the dispute, pursuant to which the Company will pay to Mr. Dieffenbach the sum of $1.5 million by September 30, 1997 and issue 150,000 Seattle OnLine Warrants to him. In exchange, Mr. Dieffenbach agreed to cancel 305,000 Company warrants and terminate his employment agreement with the Company.

RISK FACTORS RELATING TO THE SIGNIFICANT RECENT DEVELOPMENTS

    SIGNIFICANT INVESTMENT AND NEGATIVE CASH FLOW. Upon completion of this Offering or September 30, 1997 (whichever is sooner), the Company will pay approximately $1.5 million to settle an arbitration dispute with Craig Dieffenbach, a former stockholder of Seattle OnLine. Prior to July 31, 1996, the Company had advanced approximately $3.3 million to ConnectSoft Holdings, Inc. ("CSI"). Unless the Company is able to successfully finance the ongoing operations of CSI and the operations of Exodus, either individually or combined with Prologue's multi-user software business, it may be anticipated that the

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operations of CSI and Exodus will continue to represent a significant cash flow drain, at least in the near term. Even if only partially owned by the Company, there can also be no assurance that such businesses will not continue to represent a significant drain on cash resources, or will ever prove to be profitable.

    DEPENDENCE ON MICROSOFT AND PROLOGUE. At the present time, in order for the Company's application remoting software to be commercially offered with Windows operating systems, the Company or its Exodus subsidiary must directly or through a third party obtain a license or other authorization from Microsoft. The Company believes that Citrix Systems, Inc. ("Citrix") and Prologue are the only corporations with direct access to the WINDOWS source code, and such corporations possess rights to develop and distribute multi-user software derived from such source code through a direct license from Microsoft. The Company currently has a license from Prologue, expiring as early as December 1997 upon failure to consummate an expanded working relationship with Prologue, which permits the Company to offer its NTERPRISE-TM- application remoting software with Prologue's WINTIMES-TM- multi-user software capable of supporting the WINDOWSNT-TM- operating system in 3.51 version. The Company believes that Prologue's source code license with Microsoft for WINDOWSNT-TM- in 3.51 version expires on or about May 1998. Approximately six months ago, Microsoft publicly announced that it intended to directly offer multi-user capability in its future versions of the WINDOWSNT-TM- operating system. In furtherance of such policy, Microsoft recently entered into a license with Citrix for the utilization of Citrix's WINFRAME-TM- multi-user software to be incorporated in the WINDOWSNT-TM- operating system in a 4.0 version to be released in early 1998, and in June 1997 Microsoft entered into a license with Prologue U.S.A. for the utilization of Prologue's WINTIMES-TM- multi-user software to be incorporated in the WINDOWSNT-TM- operating system in future 5.0 versions. Prologue has also advised the Company that it is also providing joint multi-user software development services to Microsoft to accelerate multi-user functionality for WINDOWSNT-TM- under a program designated as "Hydra." In the event the Company fails to consummate an expanded working relationship with Prologue on or before December 31, 1997, the Company's ability to market its NTERPRISE-TM- application remoting software with Prologue's multi-user software will terminate in December 1997. In such event, the Company will be unable to commercially offer NTERPRISE-TM- products for WINDOWSNT-TM- applications, unless it obtains a direct license from Microsoft or another Microsoft licensee, such as Citrix or Prologue.

    Many of the customers considering the purchase of NTERPRISE-TM- desire such product to be available in the updated WINDOWSNT 4.0 compatible version. Although the Company believes that it will be able to offer such version in the near future, such right depends upon Microsoft releasing WINDOWSNT 4.0 source codes for commercial applications by its licensees, including Prologue. To the Company's knowledge, to date Microsoft has granted a source code license only to Citrix for WINDOWSNT-TM- in 4.0 versions. Accordingly, the Company's ability to provide NTERPRISE-TM- in a form capable of supporting WINDOWSNT-TM- in 4.0 version is dependent upon receiving written authorization from Microsoft or any subsequent holder of a source code license from Microsoft for such WINDOWSNT version.

    In addition, the terms of the Company's license with Prologue is non-exclusive and permits Prologue to license its multi-user software to direct competitors of the Company. See "Competition," and "BUSINESS- Significant Recent Developments--Transactions with Prologue."

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